April 13, 2023

VIA EDGAR

Mr. Lory Empie

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington D.C. 20549

Re:	Hywin Holdings Ltd.
Form 20-F for Fiscal Year Ended June 30, 2022
Filed October 12, 2022
File No. 001-40238

Dear Mr. Empie:

This letter sets forth the responses of Hywin Holdings Ltd. (the “Company”) to the comments the Company received from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in the letter dated March 30, 2023, regarding the Company’s annual report on Form 20-F for the fiscal year ended June 30, 2022 (the “2022 Form 20-F”).

The Staff’s comments regarding the 2022 Form 20-F are repeated below in bold and are followed by the Company’s responses thereto. All capitalized terms used but not defined in this letter shall have the meaning ascribed to such terms in the 2022 Form 20-F.

Form 20-F filed October 12, 2022

Introduction, page 1

1.	In future filings, please revise your definition of "China" or "PRC" to remove the exclusion of Hong Kong and Macau from this definition. Please include your proposed disclosure in your response letter.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure on page 1 in its future Form 20-F filings as follows:

●	“China” or the “PRC” refers to the People’s Republic of China, excluding, for the purpose of this annual report only, ~~Hong Kong special administrative region, Macau special administrative region and~~ Taiwan;

In light of the revised definition of “China” and the “PRC,” the Company will also revise “China” and the “PRC” to “mainland China” in its future Form 20-F filings where necessary.

D. Risk Factors, page 7

2.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, in future filings please revise to highlight separately the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of the securities you are registering. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Please include your proposed disclosure in your response letter.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to add the disclosure on pages 38 and 51 in its future Form 20-F filings as follows:

Page 38:

The filing with the CSRC and the approval of other PRC government authorities are required in connection with our future offshore offerings under PRC law, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline in value or become worthless.

On July 6, 2021, the relevant PRC government authorities issued Opinions on Strictly Cracking Down Illegal Securities Activities in accordance with the Law. These opinions emphasized the need to strengthen the administration over illegal securities activities and the supervision on overseas listings by China-based companies and proposed to take effective measures, such as promoting the construction of relevant regulatory systems to deal with the risks and incidents faced by China-based overseas-listed companies. These opinions and any related implementation rules to be enacted may subject us to additional compliance requirement in the future. As these opinions were recently issued, official guidance to act upon and the interpretation thereof remain unclear at this time. We cannot assure that we will remain fully compliant with all new regulatory requirements of these opinions or any future implementation rules on a timely basis, or at all.

On February 17, 2023, the CSRC promulgated the Trial Administrative Measures of the Overseas Securities Offering and Listing by Domestic Companies (“the Overseas Listing Trial Measures”) and five relevant guidelines, which became effective on March 31, 2023. According to the Overseas Listing Trial Measures, PRC domestic companies that seek to offer and list securities in overseas markets, either in direct or indirect means, are required to fulfill a filing procedure with the CSRC and report relevant information. The Overseas Listing Trial Measures provides that an overseas listing or offering is explicitly prohibited if: (i) such securities offering and listing is explicitly prohibited by provisions in laws, administrative regulations and relevant state rules; (ii) the intended securities offering and listing may endanger national security as reviewed and determined by competent authorities under the State Council in accordance with law; (iii) the domestic company intending to make the securities offering and listing, or its controlling shareholder(s) and the actual controller, have committed relevant crimes such as corruption, bribery, embezzlement, misappropriation of property or undermining the order of the socialist market economy during the latest three years; (iv) the domestic company intending to make the securities offering and listing is currently under investigations for suspicion of criminal offenses or major violations of laws and regulations, and no conclusion has yet been made thereof; or (v) there are material ownership disputes over equity held by the domestic company’s controlling shareholder(s) or by other shareholder(s) that are controlled by the controlling shareholder(s) and/or actual controller.

The Overseas Listing Trial Measures also provides that if the issuer meets both of the following criteria, the overseas securities offering and listing conducted by such issuer will be deemed as an “indirect overseas offering by a PRC domestic company”: (i) 50% or more of any of the issuer’s operating revenue, total profit, total assets or net assets as documented in its audited consolidated financial statements for the most recent fiscal year is contributed by domestic companies; and (ii) the issuer’s main business activities are conducted in mainland China, or its main place(s) of business are located in mainland China, or the majority of its senior management staff in charge of its business operations and management are PRC citizens or have their usual place(s) of residence located in mainland China. Where an issuer submits an application for initial public offering to competent overseas regulators, such issuer must file with the CSRC within three business days after such application is submitted. In addition, the Overseas Listing Trial Measures provide that the direct or indirect overseas listings of the assets of domestic companies through one or more acquisitions, share swaps, transfers or other transaction arrangements shall be subject to filing procedures in accordance with the Overseas Listing Trial Measures. The Overseas Listing Trial Measures also requires subsequent reports to be filed with the CSRC on material events, such as change of control or voluntary or forced delisting of the issuer(s) who have completed overseas offerings and listings.

At a press conference regarding the Overseas Listing Trial Measures (“Press Conference”), officials from the CSRC clarified that the domestic companies that have already been listed overseas on or before March 31, 2023 shall be deemed as existing issuers (the “Existing Issuers”). Existing Issuers are not required to complete the filling procedures immediately, and they shall be required to file with the CSRC upon occurrences of certain subsequent matters such as follow-on offerings of securities. According to the Overseas Listing Trial Measures and the Press Conference, the existing domestic companies that have completed overseas offering and listing before March 31, 2023, such as us, shall not be required to perform filing procedures for the completed overseas securities issuance and listing. However, from the effective date of the regulation, our subsequent securities offering in the same overseas market or subsequent securities offering and listing in other overseas markets shall be subject to the filing requirements with the CSRC within three business days after the offering is completed or after the relevant application is submitted to the relevant overseas authorities, respectively. If it is determined that any approval, filing or other administrative procedures from other PRC governmental authorities is required for any future offering or listing, we cannot assure you that we, our WFOE and the VIEs can obtain the required approval or accomplish the required filings or other regulatory procedures in a timely manner, or at all. If we, our WFOE or the VIEs fail to fulfill the filing procedure as stipulated by the Overseas Listing Trial Measures or offer and list securities in an overseas market in violation of the Trial Measures, the CSRC may order rectification, issue warnings to us, our WFOE and the VIEs, and impose a fine of from RMB1,000,000 to RMB10,000,000. Persons-in-charge and other persons that are directly liable for such failure shall be warned and each imposed a fine from RMB500,000 to RMB5,000,000. Controlling shareholders and actual controlling persons of us, our WFOE and the VIEs that organize or instruct such violations shall be imposed a fine from RMB1,000,000 to RMB10,000,000.

If we fail to obtain the relevant approval or complete the filings and other relevant regulatory procedures, we, our WFOE and the VIEs may face adverse actions or sanctions by the CSRC or other PRC regulatory authorities. In any such event, these regulatory agencies may impose fines and penalties on our operations in China, limit our operating activities in China, delay or restrict the repatriation of the proceeds from offshore fund-raising activities into the PRC or take other actions, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline in value or become worthless.

On December 27, 2021, the NDRC and MOFCOM jointly issued the Negative List (2021 Version), which became effective on January 1, 2022. Pursuant to the Negative List (2021 Version), if a company in mainland China engaging in a prohibited business, as stipulated in the Negative List (2021 Version), seeks an overseas offering and listing, it is required to obtain an approval from the competent governmental authorities. The foreign investors of the issuer shall not be involved in the company’s operation and management, and their shareholding percentages shall be subject, mutatis mutandis, to the relevant regulations on the domestic securities investments by foreign investors. As the Negative List (2021 Version) is relatively new, there remain substantial uncertainties as to the interpretation and implementation of these new requirements, and it is unclear as to whether and to what extent listed companies like us will be subject to these new requirements. If we and the VIEs are required to comply with these requirements and failed to do so on a timely basis, or at all, our and the VIEs’ business operation, financial condition and business prospect may be adversely and materially affected.

Page 51:

Risks Related to Our ADSs

The PRC government’s significant oversight and discretion over our business operations could result in a material adverse change in our operations in mainland China and the value of our ADSs.

We conduct our business in mainland China primarily through the VIEs of which we could direct the operational activities in mainland China through contractual arrangements. Our operations in mainland China are governed by PRC laws and regulations. The PRC government has significant oversight and discretion over the conduct of our business in mainland China and may intervene in or influence our operations, which could result in a material adverse change in our operations and/or the value of our ADSs.

Also, the PRC government has recently indicated an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers. Any such action could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and could cause our securities to significantly decline in value or become worthless. See “Item 3. Key Information—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—The filing with the CSRC and the approval of other PRC government authorities are required in connection with our future offshore offerings under PRC law, which could significantly limit or completely hinder our ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline in value or become worthless.” Therefore, our investors face potential uncertainty from actions taken by the PRC government, which could result in a material adverse change in our operations in China and the value of our ADSs.

In light of the additional risk factors above, the Company will also revise “Item 3. Key Information—D. Risk Factors—Summary of Risk Factors” in its future Form 20-F filings accordingly.

Item 4. Information on the Company

B. Business Overview, page 90

3.	We note your disclosure that the Cayman Islands holding company controls and receives the economic benefits of the VIE’s business operations through contractual agreements between the VIE and your Wholly Foreign-Owned Enterprise (WFOE) and that those agreements are designed to provide your WFOE with the power, rights, and obligations equivalent in all material respects to those it would possess as the principal equity holder of the VIE. We also note your disclosure that the Cayman Islands holding company is the primary beneficiary of the VIE. However, neither the investors in the holding company nor the holding company itself have an equity ownership in, direct foreign investment in, or control of, through such ownership or investment, the VIE. Accordingly, in future filings, please refrain from implying that the contractual agreements are equivalent to equity ownership in the business of the VIE. Any references to control or benefits that accrue to you because of the VIE should be limited to a clear description of the conditions you have satisfied for consolidation of the VIE under U.S. GAAP. Additionally, your disclosure should clarify that you are the primary beneficiary of the VIE for accounting purposes. Please also disclose in future filings, if true, that the VIE agreements have not been tested in a court of law. Please include your proposed disclosure in your response letter.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure on page 90 in its future Form 20-F filings as follows:

Page 90:

These contractual arrangements with VIEs and their major shareholders enable us to exercise effective control over Hywin Wealth Management, Shenzhen Panying and Shanghai Hywin Network Technology and consolidate their financial results as the VIEs. Hywin Consulting effectively assumed management of the business activities of VIEs through a series of agreements which are referred to as the VIE Agreements. Through the VIE Agreements, Hywin Consulting has the right to advise, consult, manage and operate Hywin Wealth Management, Shanghai Hywin Network Technology and Shenzhen Panying, in each for an annual consulting service fee in the amount of 100.0% of the net profit of the respective entity.

However, control through these contractual arrangements is not equivalent to an equity ownership in the business of the VIEs, and we could face heightened risks and costs in enforcing these contractual arrangements. Any reference to control or benefits that accrue to us because of these contractual arrangement with the VIEs are limited to and subject to conditions that we have satisfied for consolidation of the VIEs under U.S. GAAP. Hywin Holdings Ltd. consolidates the operations and financial results of the VIEs in its financial statements as the primary beneficiary for accounting purposes. Investors in our ADSs thus are not purchasing equity interests in the VIEs that have substantial business operations in China, but instead are purchasing equity interests of a Cayman Islands holding company. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations. The VIEs are consolidated for accounting purposes only and the Company does not own equity interests in the VIEs nor does the Company operate business through the VIEs.

4.	We note that the consolidated VIEs constitute a material part of your consolidated financial statements. In future filings, please provide in tabular form a condensed consolidating schedule that disaggregates the operations and depicts the financial position, cash flows, and results of operations as of the same dates and for the same periods for which audited consolidated financial statements are required. The schedule should present major line items, such as revenue and cost of goods/services, and subtotals and disaggregated intercompany amounts, such as separate line items for intercompany receivables and investment in subsidiary. The schedule should also disaggregate the parent company, the VIEs and its consolidated subsidiaries, the WFOEs that are the primary beneficiary of the VIEs, and an aggregation of other entities that are consolidated. The objective of this disclosure is to allow an investor to evaluate the nature of assets held by, and the operations of, entities apart from the VIE, as well as the nature and amounts associated with intercompany transactions. Any intercompany amounts should be presented on a gross basis and when necessary, additional disclosure about such amounts should be included in order to make the information presented not misleading. Please include the proposed disclosure in your response letter.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to add the disclosure on page 7 in its future Form 20-F filings as follows:

Financial Information Related to the VIEs

The following tables present the selected condensed consolidating schedules depicting the balance sheets, results of operations and cash flows for us, the VIEs, the WFOE and an aggregation of other entities, eliminating intercompany amounts and consolidated totals as of and for the years ended June 30, 2020, 2021 and 2022.

In these tables, “Parent” refers to Hywin Holdings Ltd., which is incorporated in the Cayman Islands. “VIEs” refer to Hywin Wealth Management Co., Ltd., Shenzhen Panying Asset Management Co., Ltd. and Shanghai Hywin Network Technoogy Co., Ltd., and their subsidiaries. “WFOE” refers to Hywin Holding Ltd.’s wholly foreign-owned subsidiary, Hywin Enterprise Management Consulting (Shanghai) Co., Ltd. “Other subsidiaries” refer to Hywin Wealth Global Limited, which is a BVI company wholly owned by Hywin Holdings Ltd., and Hywin Wealth International Limited, which is a Hong Kong company wholly owned by Hywin Wealth Global Limited.

Selected Condensed Consolidating Schedule of Balance Sheets

	As of June 30, 2022
	Parent	VIEs	WFOE	Other subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash and cash equivalents	791	377,558	46,250	100,537	-	525,136
Restricted cash	-	135,242	-	-	-	135,242
Accounts receivable, net	-	564,374	-	-	-	564,374
Amounts due from related parties	187,706	66,103	-	-	(187,706)	66,103
Deposits, prepayments and other current assets	34	51,159	3,065	-	(3,054)	51,204
Property and equipment, net	-	325,112	-	-	-	325,112
Long-term investment	-	1,000	-	-	-	1,000
Intangible assets, net	-	33,548	-	-	-	33,548
Goodwill	-	75,194	-	-	-	75,194
Long-term prepayments	-	5,774	-	-	-	5,774
Deferred tax assets, net	-	725	-	-	-	725
Total assets	188,531	1,635,789	49,315	100,537	(190,760)	1,783,412
Commission payable	-	83,205	-	-	-	83,205
Investors’ deposit	-	132,154	-	-	-	132,154
Income tax payable	-	120,151	-	-	-	120,151
Amounts due to related parties	-	72,747	53,727	100,458	(190,760)	36,172
Borrowings	-	2,000	-	-	-	2,000
Other payables and accrued liabilities	-	409,182	(3,054)	-	-	406,128
Commission payable-long term	-	1,289	-	-	-	1,289
Deferred tax liabilities	-	3,400	-	-	-	3,400
Total liabilities	-	824,128	50,673	100,458	(190,760)	784,499
Total mezzanine equity	-	30,600	-	-	-	30,600
Total shareholders’ equity	188,531	781,061	(1,358)	79	-	968,313
Total liabilities, mezzanine equity, and shareholders’ equity	188,531	1,635,789	49,315	100,537	(190,760)	1,783,412

	As of June 30, 2021
	Parent	VIEs	WFOE	Other subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Cash and cash equivalents	-	258,609	-	180,678	-	439,287
Restricted cash	-	266,023	-	-	-	266,023
Accounts receivable, net	-	594,061	-	-	-	594,061
Amounts due from related parties	180,710	126,103	-	-	(180,710)	126,103
Deposits, prepayments and other current assets	-	51,540	-	-	-	51,540
Property and equipment, net	-	21,104	-	-	-	21,104
Long-term investment	-	-	-	-	-	-
Intangible assets, net	-	24,225	-	-	-	24,225
Goodwill	-	-	-	-	-	-
Long-term prepayments	-	7,427	-	-	-	7,427
Deferred tax assets, net	-	649	-	-	-	649
Total assets	180,710	1,349,741	-	180,678	(180,710)	1,530,419
Commission payable	-	127,194	-	-	-	127,194
Investors’ deposit	-	248,277	-	-	-	248,277
Income tax payable	-	116,897	-	-	-	116,897
Amounts due to related parties	-	24,799	-	180,710	(180,710)	24,799
Borrowings	-	-	-	-	-	-
Other payables and accrued liabilities	-	278,697	-	-	-	278,697
Commission payable-long term	-	10,080	-	-	-	10,080
Deferred tax liabilities	-	3,548	-	-	-	3,548
Total liabilities	-	809,492	-	180,710	(180,710)	809,492
Total mezzanine equity	-	-	-	-	-	-
Total shareholders’ equity	180,710	540,249	-	(32)	-	720,927
Total liabilities, mezzanine equity, and shareholders’ equity	180,710	1,349,741	-	180,678	(180,710)	1,530,419

Selected Condensed Consolidating Schedule of Results of Operations

	For the year ended June 30, 2022
	Parent	VIEs	WFOE	Other subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net revenues	-	1,942,113	19,338	-	(19,338)	1,942,113
Operating costs and expenses	7,339	1,648,278	19,629	-	(59,823)	1,615,423
Income/(loss) from operations	(7,339)	293,835	(291)	-	40,485	326,690
Interest income, net	761	554	107	76	-	1,498
Other income/(expenses), net	-	487	(4,228)	-	-	(3,741)
Income/(loss) before income tax expense	(6,578)	294,876	(4,412)	76	40,485	324,447
Income tax expense	-	(88,578)	-	-	-	(88,578)
Net income/(loss)	(6,578)	206,298	(4,412)	76	40,485	235,869

	For the year ended June 30, 2021
	Parent	VIEs	WFOE	Other subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net revenues	-	1,834,422	-	-	-	1,834,422
Operating costs and expenses	21,948	1,530,863	-	5	-	1,552,816
Income/(loss) from operations	(21,948)	303,559	-	(5)	-	281,606
Interest income, net	-	1,537	-	-	-	1,537
Other income, net	-	12,608	-	-	-	12,608
Income/(loss) before income tax expense	(21,948)	317,704	-	(5)	-	295,751
Income tax expense	-	(88,094)	-	-	-	(88,094)
Net income/(loss)	(21,948)	229,610	-	(5)	-	207,657

	For the year ended June 30, 2020
	Parent	VIEs	WFOE	Other subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net revenues	-	1,284,863	-	-	-	1,284,863
Operating costs and expenses	(369)	1,126,185	-	-	-	1,125,816
Income from operations	369	158,678	-	-	-	159,047
Interest income, net	-	325	-	-	-	325
Other income/(expenses), net	-	(2,458)	-	-	-	(2,458)
Income before income tax expense	369	156,545	-	-	-	156,914
Income tax expense	-	(50,763)	-	-	-	(50,763)
Net income	369	105,782	-	-	-	106,151

Selected Condensed Consolidating Schedule of Cash Flows

	For the year ended June 30, 2022
	Parent	VIEs	WFOE	Other subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net cash provided by operating activities	-	238,751	-	-	-	238,751
Net cash (used in)/provided by investing activities	761	(253,367)	(33,891)	(80,141)	80,141	(286,497)
Net cash (used in)/provided by financing activities	-	(1,000)	80,141	-	(80,141)	(1,000)
Effect of exchange rate changes	30	3,784	-	-	-	3,814
Net increase/(decrease) in cash, cash equivalents, and restricted cash	791	(11,832)	46,250	(80,141)	-	(44,932)
Cash and cash equivalents at beginning of the year	-	258,609	-	180,678	-	439,287
Cash and cash equivalents at end of the year	791	377,558	46,250	100,537	-	525,136
Restricted cash at beginning of the year	-	266,023	-	-	-	266,023
Restricted cash at the end of the year	-	135,242	-	-	-	135,242

	For the year ended June 30, 2021
	Parent	VIEs	WFOE	Other subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net cash provided by operating activities	-	334,033	-	-	-	334,033
Net cash used in investing activities	(180,677)	(14,631)	-	-	180,677	(14,631)
Net cash provided by financing activities	180,677	4,929	-	180,677	(180,677)	185,606
Effect of exchange rate changes	-	11,917	-	-	-	11,917
Net increase in cash, cash equivalents, and restricted cash	-	336,248	-	180,677	-	516,925
Cash and cash equivalents at beginning of the year	-	108,358	-	-	-	108,358
Cash and cash equivalents at end of the year	-	258,610	-	180,677	-	439,287
Restricted cash at beginning of the year	-	80,027	-	-	-	80,027
Restricted cash at the end of the year	-	266,023	-	-	-	266,023

	For the year ended June 30, 2020
	Parent	VIEs	WFOE	Other subsidiaries	Eliminating adjustments	Consolidated totals

	(RMB in thousands)
Net cash provided by operating activities	-	133,210	-	-	-	133,210
Net cash used in investing activities	-	(43,439)	-	-	-	(43,439)
Net cash used in financing activities	-	(5,709)	-	-	-	(5,709)
Effect of exchange rate changes	-	(4,420)	-	-	-	(4,420)
Net increase in cash, cash equivalents, and restricted cash	-	79,642	-	-	-	79,642
Cash and cash equivalents at beginning of the year	-	17,196	-	-	-	17,196
Cash and cash equivalents at end of the year	-	108,358	-	-	-	108,358
Restricted cash at beginning of the year	-	91,547	-	-	-	91,547
Restricted cash at the end of the year	-	80,027	-	-	-	80,027

General

5.	In future filings, please prominently disclose that you are not a Chinese operating company but a Cayman Islands holding company with operations conducted by your subsidiaries and through contractual arrangements with a variable interest entity (VIE) based in China and that this structure involves unique risks to investors. If true, disclose that these contracts have not been tested in court. Explain whether the VIE structure is used to provide investors with exposure to foreign investment in China-based companies, and disclose that investors may never hold equity interests in the Chinese operating company. Your disclosure should acknowledge that Chinese regulatory authorities could disallow this structure, which would likely result in a material change in your operations and/or a material change in the value of the securities that you are registering for sale, including that it could cause the value of such securities to significantly decline of become worthless. Please include your proposed disclosure in the response letter.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure on pages 5 and 35 in its future Form 20-F filings as follows:

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Hywin is not a Chinese operating company but a Cayman Islands holding company primarily operating in China through (i) its PRC subsidiaries, including Hywin Consulting (“WFOE”),in which we hold equity ownership interests, and (ii) the VIEs, namely Hywin Wealth Management Co., Ltd. (“Hywin Wealth Management”), Shanghai Hywin Network Technology Co., Ltd. (“Shanghai Hywin Network Technology”), and Shenzhen Panying Asset Management Co., Ltd. (“Shenzhen Panying”).We have control over the VIEs through our WFOE. Our WFOE entered into a series of contractual arrangements with the VIEs and their shareholders, allowing us to exercise effective control over the VIEs. These agreements or their forms include: (i) Exclusive Technical Consultation and Service Agreements, which enable us to receive substantially all of the economic benefits of the VIEs, (ii) Voting Rights Proxy and Financial Supporting Agreements and Equity Pledge Agreements, which provide us with effective control over the VIEs, and (iii) Equity Option Agreements, which provide us with the option to purchase all of the equity interests in the VIEs. However, control through these contractual arrangements  ~~may be less effective than direct ownership~~ is not equivalent to an equity ownership in the business of the VIEs, and we could face heightened risks and costs in enforcing these contractual arrangements. Any reference to control or benefits that accrue to us because of these contractual arrangement with the VIEs are limited to and subject to conditions that we have satisfied for consolidation of the VIEs under U.S. GAAP. Hywin Holdings Ltd. consolidates the operations and financial results of the VIEs in its financial statements as the primary beneficiary for accounting purposes. Investors in our ADSs thus are not purchasing equity interests in the VIEs that have substantial business operations in China, but instead are purchasing equity interests of a Cayman Islands holding company. Investors who are non-PRC residents may not directly hold equity interests in the VIEs under current PRC laws and regulations. The VIEs are consolidated for accounting purposes only and the Company does not own equity interests in the VIEs nor does the Company operate business through the VIEs.~~, because there are substantial uncertainties regarding the interpretation and application of current and future PRC laws, regulations, and rules relating to these contractual arrangements. If the PRC government finds such agreements non-compliant with relevant PRC laws, regulations, and rules, or if these laws, regulations, and rules or the interpretations thereof change in the future, we could be subject to severe penalties or be forced to relinquish our interests in the VIEs or forfeit our rights under the contractual arrangements. See “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”~~

Our corporate structure is subject to risks associated with our contractual arrangements with the VIEs. The PRC government could disallow the VIE structure, which would likely result in a material change in our operations and/or value of our securities, including that it could cause our securities to significantly decline in value or become worthless. If the PRC government deems that our contractual arrangements do not comply with PRC regulatory restrictions on foreign investment in the relevant industries, or if these regulations or the interpretation of existing regulations change or are interpreted differently in the future, we could be subject to severe penalties or be forced to relinquish our interests in those operations. This would result in the VIEs being deconsolidated. A significant part of our assets, including the necessary licenses to conduct business in China, are held by the VIEs. A significant part of our revenues is generated by the VIEs. An event that results in the deconsolidation of the VIEs would have a material effect on our operations and result in the value of our securities diminishing substantially or even becoming worthless. Hywin Holdings Ltd., our WFOE, the VIEs, and investors of Hywin Holdings Ltd. face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIEs and, consequently, significantly affect the financial performance of the VIEs and our company as a whole. Our ADSs may decline in value or become worthless if we are unable to consolidate the VIEs’ operations and financial results in our financial statements in accordance with U.S. GAAP, since the VIEs conduct a significant part of our operations. In addition, the VIE agreements under the contractual arrangements have never been tested in a court of law in China. For a detailed description of the risks associated with our corporate structure, please refer to risks disclosed under “Item 3. Key Information—D. Risk Factors—Risks Related to Our Corporate Structure.”

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The imposition of any of these penalties would result in a material and adverse effect on our ability to conduct our business. In addition, it is unclear what impact the PRC government actions would have on us and on our ability to consolidate the financial results of the VIEs in our consolidated financial statements, if the PRC government authorities were to find our legal structure and contractual arrangements to be in violation of PRC laws and regulations. The PRC government could disallow the VIE structure, which would likely result in a material change in our operations and/or value of our securities, including that it could cause our securities to significantly decline in value or become worthless. The VIE agreements have never been tested in a court of law in China. If the imposition of any of these government actions causes us to lose our right to direct the activities of the VIEs or our right to receive substantially all the economic benefits and residual returns from the VIEs and we are not able to restructure our ownership structure and operations in a satisfactory manner, we would no longer be able to consolidate the financial results of the VIEs in our consolidated financial statements in accordance with U.S. GAAP. Either of these results, or any other significant penalties that might be imposed on us in this event, would have a material adverse effect on our financial condition and results of operations, and our ADSs may decline in value or become worthless. In addition, our holding company in the Cayman Islands, the VIEs, and our investors face uncertainty about potential future actions by the PRC government that could affect the enforceability of the contractual arrangements with the VIE and, consequently, significantly affect the financial performance of the VIEs and our company as a group. If any of these occurrences results in our inability to govern the activities of any of the VIEs that most significantly impact their economic performances, and/or our failure to receive the economic benefits from the VIEs, we may not be able to consolidate the VIEs in our consolidated financial statements in accordance with U.S. GAAP. In addition, our securities may significantly decline in value or become worthless if we are unable to consolidate the operations and financial results of the consolidated VIEs in our financial statements in accordance with U.S. GAAP as the primary beneficiary since the VIEs conduct a significant part of our operations.

6.	In future filings, clearly disclose how you will refer to the holding company, subsidiaries, and VIEs when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of a VIE. For example, disclose, if true, that your subsidiaries and/or the VIE conduct operations in China, that the VIE is consolidated for accounting purposes but is not an entity in which you own equity, and that the holding company does not conduct operations. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Please include the proposed disclosure in your response letter.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to revise the disclosure on page 1 in its future Form 20-F filings as follows:

●	“Hywin,” “we,” “us,” “the Company,” “our company,” “the Group” and “our” refer to Hywin Holdings Ltd., a Cayman Islands company, and its subsidiaries and, only in the context of describing our consolidated financial information, business operations and operating data, the VIEs, which are domestic PRC companies in which we do not have any equity ownership but whose financial results have been consolidated into our consolidated financial statements based solely on contractual arrangements in accordance with U.S. GAAP;

Please also see the Company’s response to comments 3 and 5 in this letter.

7.	In future filings, provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts owed under the VIE agreements. State whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors, and quantify the amounts where applicable. Provide cross-references to the condensed consolidating schedule and the consolidated financial statements. Please include the proposed disclosure in your response letter.

Response:

In response to the Staff’s comment, the Company respectfully advises the Staff that it intends to add the disclosure on page 7 in its future Form 20-F filings as follows:

Transfer of Funds and Other Assets Between Us, Our Subsidiaries and the VIEs

The typical structure of cash flows through our organization is as follows: (i) our WFOE, Hywin Enterprise Management Consulting (Shanghai) Co., Ltd., receives funds from Hywin Holdings Ltd. through either capital contributions or loans; (ii) our WFOE makes loans to the VIEs and their subsidiaries; (iii) the VIEs and their subsidiaries receive funds generated from products and/or services provided to clients; and (iv) the VIEs and their subsidiaries pay service fees to our WFOE pursuant to Exclusive Technical Consultation and Services Agreement, and our WFOE transfers funds to Hywin Wealth International Limited, which in turn transfers funds to Hywin Wealth Global Limited, and finally to Hywin Holdings Ltd., all through dividends and distributions. As of the date of this annual report, none of our subsidiaries and the VIEs has declared or paid any dividends or made any distributions to their respective holding companies, including Hywin Holdings Ltd., nor does any of them have intention to do so. As of the date of this annual report, Hywin Holdings Ltd. has not declared any dividend and does not have a plan to declare a dividend to its shareholders. No cash have been transferred to our investors. We currently do not have cash management policies that dictate how funds are transferred between us, our subsidiaries and the VIEs. For details regarding the cash transfer between us, our subsidiaries and the consolidated VIEs, see “—Financial Information Related to the VIEs” and “Item 4. Information on the Company—C. Organizational Structure—Cash Transfers Between VIE Entities and our Company and its Subsidiaries.”

There are limitations on our ability to transfer cash between us, our subsidiaries and the VIEs, and there is no assurance that the PRC government will not intervene or impose restrictions on the ability of us, our subsidiaries and the VIEs to transfer cash. Most of our cash is in Renminbi, and the PRC government could prevent cash generated from operations from leaving the PRC, restrict deployment of cash into the businesses of us, our subsidiaries and the VIEs, and restrict the ability of us, our subsidiaries and the VIEs to pay dividends. For details regarding the restrictions on our ability to transfer cash between us, our subsidiaries and the VIEs, see “—D. Risk Factors—Risks Related to Doing Business in Mainland China and Hong Kong—Governmental control of conversion of Renminbi into foreign currencies may limit our ability to utilize our revenues effectively and affect the value of your investment.”

If you have any additional questions or comments regarding the 2022 Form 20-F, please contact the undersigned or the Company’s U.S. counsel, Renee Xiong at +852 2901 3817 of Sidley Austin LLP.

Very truly yours,

Hywin Holdings Ltd.

By:	/s/ Wai Lok
Name:	Wai Lok
Title:	Chief Financial Officer

cc:          Renee Xiong, Esq., Sidley Austin LLP